UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2025

Commission file number: 001-42375

Polyrizon Ltd.

(Translation of registrant’s name into English)

5 Ha-Tidhar Street

Raanana, 4366507, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

Polyrizon Ltd. (the “Company”) is announcing that it will effect a reverse share split of the Company’s ordinary shares at the ratio of 1-for-6, such that each six (6) ordinary shares, no par value, shall be consolidated into one (1) ordinary share, no par value. The first date when the Company’s ordinary shares will begin trading on the Nasdaq Capital Market after implementation of the reverse split will be Friday, November 28, 2025.

Following the implementation of the reverse split, the Company’s authorized share capital will remain unchanged. The reverse split will adjust the number of issued and outstanding ordinary shares of the Company from 6,250,053 ordinary shares to 1,041,676 ordinary shares (subject to any further adjustments based on the treatment of fractional shares).

No fractional ordinary shares will be issued as a result of the reverse split. All fractional ordinary shares of more than 0.5 will be rounded to the nearest whole ordinary share. In addition, a proportionate adjustment will be made to the per share exercise price and the number of shares issuable upon the exercise of all outstanding warrants and options entitling the holders to purchase ordinary shares. The new CUSIP number for the ordinary shares will be M79549206.

This Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File Nos. 333-284410 and 333-288923) and F-3 (File No. 333-291368), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Polyrizon Ltd.

Date: November 25, 2025	By:	/s/ Tomer Izraeli
	Name:	Tomer Izraeli
	Title:	Chief Executive Officer

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